February 5, 2021

Allison M. Fumai, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110

       Re:    Tekla World Healthcare Fund
              Registration Statement on Form N-2
              File Nos. 333-251975; 811-23037

Dear Ms. Fumai:

        The staff has reviewed the above-referenced registration statement, which the
Commission received on January 8, 2021. Based on our review, we have the following comments on the registration statement. Capitalized terms have the same meaning as defined in the registration statement. Where a comment requests a change to disclosure, please make corresponding changes wherever similar disclosure appears in the registration statement.

General

   1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. Please either confirm that the rights offering will not involve any arrangements among the Trust, any underwriters, and/or any broker dealers or that FINRA has reviewed any proposed underwriting terms and other arrangements for the transaction described in the registration statement and has no objections.

   3. In an appropriate location within the prospectus, please provide an example showing the extent of the dilutive effect when the Subscription Price is below the net asset value on the Pricing Date. Please present the dilution information in a tabular format that gives full effect, in per dollar and per percentage amount, of the Primary Subscription and the
      Over-Subscription Privilege.
 Allison M. Fumai, Esq.
Page 2


                                           Prospectus

Cover

   4. Along with the Subscription Price formula to be disclosed, please disclose on the Cover other material information Shareholders should be aware of with respect to the Offer.
      This should include information disclosed in The Offer on page 34, such as the time period during which Rights may be exercised, the nature of the Shares issued, and whether the Shares issued in the Offer will be listed and where. Also, immediately following the discussion of the formula for determining the Subscription Price, please disclose the "Estimated Subscription Price Per Share", as referenced at the top of page 38.

   5. Please clarify in the disclosure how long after the Expiration Date (a) a Shareholder who exercises the right to purchase a Primary Subscription will receive subscribed Shares and
      (b) a Shareholder who exercises the Over-Subscription Privilege will receive additional
      Shares, or add a cross-reference to where such information is presented in the prospectus.

   6. Please disclose on the Cover the last reported NAV per Share and the last reported sales price per Share on the NYSE. If this price represents a discount, indicate by how much.

   7. In the second paragraph, the disclosure states    Shareholders who
exercise their Rights
      will not know the Subscription Price at the time they exercise their
Rights.    Please
      disclose this sentence prominently in all caps and bold on the Cover. Please also disclose in plain English the reason for this.

   8. Please disclose on the Cover, highlighted in bold, that the rights offering: (a) will substantially dilute the net asset value of shares owned by Shareholders who do not fully exercise their rights and purchase additional Shares; (b) will substantially dilute the voting power of Shareholders who do not fully exercise their rights since they will own a smaller proportionate interest in the Trust upon completion of the offering; and (c) may increase the discount if the subscription price per Share is set at a time when Shares are trading at a discount.

   9. At the top of page 2 of the Cover, the disclosure states that the Trust
s distributions may
         constitute a return of capital.    Please highlight this disclosure in
bold. Please also
      disclose here, in a simple and understandable manner, what a return of capital is and its impact on Shareholders. In doing so, please disclose that while distributions that represent a return of capital will generally not be taxable to Shareholders, but rather these
      distributions may reduce a Shareholder   s cost basis, which could result
in Shareholders
      having to pay higher taxes in the future when shares are sold, even when shares are sold at a loss from the original investment. Alternatively, include a cross-reference to the discussion of return of capital in the prospectus.
 Allison M. Fumai, Esq.
Page 3


Prospectus Summary

   10. On page 4, in The Offer, Subscription Price, the disclosure uses the
term   Expiration
       Date.   Please define that term here for context, or add   as defined
below.   The
       disclosure also uses the term   Pricing Date.   Please define that term
here, or within the
       prospectus and similarly add   as defined below.

   11. On page 5, at the end of Purpose of the Offer, the disclosure states, in
brackets,   The
       Offer allows you the opportunity to purchase additional Shares of the Trust at a price that will be below the average market value calculated at the Expiration
Date.   Please
       explain in the disclosure what   average market value   is. Please also
reiterate here that
       Shareholders will not know the Subscription Price at the time they exercise their Rights.

   12. Please delete the duplicate sentence at the end of the carry-over paragraph at the top of page 6.

   13. On page 8, in the penultimate sentence of the third paragraph in The Trust, General
       Investment Guidelines, the disclosure refers to   Healthcare REITs (as
defined herein).
       Healthcare REITs are first defined in the SAI. As the Trust   may invest
up to 20% of its
       Managed Assets in Healthcare REITs , please define these investments in the Prospectus
       Summary.

   14. In the first full sentence at the top of page 9, in The Trust, General Investment
       Guidelines, the disclosure states   The Trust may hedge its non-U.S.
dollar exposure from
       0%-100% at any given time   .   Please explain the Trust  s hedging
strategy in this
       section and disclose the types of securities the Trust uses in this way. In doing so, consider including here language from the first paragraph in Risk Factors, Forward
       Contract Risk on page 18.

   15. On page 10, Venture Capital Investments, please clarify what the term venture capital
       investments   means. Will these investments include only early stage
private companies
       or will they also include venture capital funds? Please disclose the types of investments the Trust will make in these companies. Please also inform us the extent of the Trust s investment in venture capital securities or funds and other types of private investments.
       Will these investments comprise greater than 15% of the Trust s portfolio? If the Trust expects it will invest in private funds, we may have additional comments regarding limitations on such investments or shareholder eligibility.

   16. Regarding the disclosure in Risk Factors, beginning on page 11, we have the following comment. We generally encourage providing a prospectus summary where the length and complexity of the prospectus makes a summary useful, and believe a summary should only provide a brief overview of your business, the key aspects of your offering, and related risks. Your summary is approximately 28 pages and includes detailed risk disclosures that are repeated later in your document. As written we believe your
 Allison M. Fumai, Esq.
Page 4


       summary risk disclosure is too lengthy and detailed for its purpose. Please revise as appropriate.

   17. On page 11, the disclosure in Risk Factors, Dilution Net Asset Value and Non-
       Participation in the Offer is dense and difficult to comprehend. Please highlight the information and break up the disclosure using bullet points or other formatting techniques.

   18. On page 26, the disclosure in Risk Factors, Anti-Takeover Provision Risk, states that the
       Trust   s Declaration of Trust and By-Laws, contains certain
anti-takeover    provisions
       and Trustee nomination provisions. With a view to disclosure later in the registration statement, please tell us of any changes made by the Trust within the past year related to
       Anti-Takeover or similar defensive tactics. In this regard, please also tell us what
       "provisions regarding qualifications for nominees for Trustee provisions" you currently have in place, their purpose, and whether they apply equally to incumbent and new
       Trustees.

   19. In Risk Factors, the disclosure describes the risks associated with equity-linked notes, exchange-traded funds and SPACs. Please disclose these investments as principal investments of the Trust in General Investment Guidelines. If these investments are not principal investments of the Trust, please move risk disclosure related to them to the SAI.

Trust Expenses

   20. Please confirm to us that interest expenses on borrowings do not require a separate line item in the fee table. If they do need to be broken out, please do so in the revised table.

Financial Highlights and Investment Performance

   21. Your financial highlights indicate that you have returned investor capital in each of the past three years. If one of the purposes of the offering is to help you maintain your distribution policy, then Use of Proceeds related disclosures should state so clearly, throughout your document.

       In addition, existing disclosure about potential return of capital in the future should be contextualized with clear disclosure of your historical pattern of returning capital.

The Offer

   22. At the top of page 34, the disclosure states    The Rights are
non-transferable. Therefore,
       only the underlying Shares will be listed for trading on the NYSE or any other
       exchange.    Please clarify that because the Rights are
non-transferable, they may not be
       purchased or sold, and a Shareholder cannot trade the Rights on the secondary market if he or she chooses not to exercise them.
 Allison M. Fumai, Esq.
Page 5


   23. On page 34, in Purpose of the Offer, in the middle of the first paragraph, the disclosure
       states   The Board was informed by the Investment Adviser that
Shareholders could
       potentially realize significant benefits from increased investment in both venture capital securities and publicly traded Healthcare Companies [emphasis added].
As indicated by
       this disclosure, will the Trust s investment strategy focus to a greater extent on venture capital securities and will a greater percentage of the Trust s portfolio be comprised of these securities following the Offer? If so, please revise the disclosure of the Trust's investment strategy to reflect this and/or any other material change resulting from the
       Offer. Please note, as required by Item 7 of Form N-2, the Trust must identify how it intends to use the net proceeds of the Offer and clarify the approximate amount to be used for each purpose.

   24. On page 35, in the penultimate bullet, the disclosure states that in determining that the
       Offer was in the best interest of Shareholders, the Board considered a variety of factors,
       including that the Offer   would provide the Investment Adviser with
additional flexibility
       in managing the Trust's portfolio to satisfy applicable portfolio diversification
       requirements.   As the Trust is non-diversified under the 1940 Act,
please clarify what
       diversification requirements the disclosure is referring to here.

   25. On page 35, in Over-Subscription Privilege, please clarify that Shareholders who choose not to exercise their full rights to purchase additional Shares will permit Shareholders who exercise the Over-Subscription Privilege to purchase additional Shares at a discount without furnishing additional rights or providing any compensation to the non-
       participating Shareholders for the dilution of their ownership percentage or voting rights.

Use of Proceeds

   26. On page 41, at the end of the first sentence, the disclosure contains
the phrase   after
       deducting expenses payable by the Trust estimated at approximately $[ ]. However,
       disclosure on page 5, Expenses of the Offer, states the   Investment
Adviser, and not the
       Trust, will bear the expenses of the Offer; therefore, none of such expenses will be borne
       by the Trust  s Shareholders.   Please reconcile this inconsistency.

   27. On page 41, the disclosure indicates that following completion of the Offer, the Trust s
       investment in Restricted Securities   may be purchased as appropriate
opportunities arise,
       which could take up to one year or longer, and the Trust may choose to be more fully
       invested in publicly-traded securities during such period.   The
disclosure further states
       that   Pending investment in the securities described above, the
proceeds will be held in
       U.S. Government Securities, highly rated money market instruments or mutual funds that invest in such instruments. With respect to this 12-month delay, please explain why a delay of that length is consistent with the Staff s statements in the Guidelines to Form N-
       2, Guide 1. In particular, if the investment process is delayed more than six months will the Trust obtain shareholder consent to go beyond six months as required by the
       Guidelines?
 Allison M. Fumai, Esq.
Page 6



                                 Statement of Additional Information

   28. On page 22, in Trustees and Officers, the heading of the third column of the table is
          Principal Occupation(s) During Past 5 Years and Other Directorships
Held   . In
       compliance with the requirement of Item 18 of Form N-2 to indicate any directorships held during the past five years by each director, please move the phrase
   Past 5 Years    to
       follow    Other Directorships Held   . Please make corresponding changes
to the
       information presented in the chart as may be necessary.

   29. On page 34, in Portfolio Management, Other Accounts Managed, as required by Item
       21.1.c of Form N-2, for each account presented in the table, please indicate the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

Part C: Other Information

   30. In Item 25. Financial Statements and Exhibits, Exhibit n.(ii), please confirm that each
       Power of Attorney listed is up to date and relates specifically to this registration statement, as required by Rule 483(b) under the Securities Act.

Accounting Comments

   31. Please ensure that the fee table, hypothetical expense examples, references to the auditor,
       auditor   s consent, and seed financials are provided in an amendment to the registration
       statement.

   32. Please explain how the Fund is satisfying the senior securities form requirement of N-2
       Item 4.3.


                     *       *      *       *       *      *       *       *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
 Allison M. Fumai, Esq.
Page 7




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-6779 or Rossottok@sec.gov.

                                               Sincerely,

                                               /s/ Karen Rossotto

                                               Karen Rossotto
                                               Senior Counsel

cc:    Jay Williamson, Branch Chief
       Mindy Rotter, Staff Accountant